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                                  EXHIBIT 4.1

                            CERTIFICATE OF AMENDMENT
                                       OF
                                MONSANTO COMPANY
                     RESTATED CERTIFICATE OF INCORPORATION

     1.   Article I thereof is amended and restated to read as follows:

                                ARTICLE I: NAME

The name of the Corporation shall be Pharmacia Corporation.

     2. The first sentence of Article IV thereof is amended to read as follows:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 3,010,000,000 shares, to be divided into two classes consisting of (a) ten million (10,000,000) shares of preferred stock, par value $.01 per share (hereinafter designated "Preferred Stock"), and (b) three billion (3,000,000,000) shares of common stock of a par value of $2 per share (hereinafter designated "Common Stock").

     3. The last sentence of the first paragraph of Article IV, Section I thereof is deleted.

     4.   Article IV, Section I(b) is amended and restated to read as follows:

          (b) Whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

IV.  These amendments were duly adopted in accordance with the provisions of
     Section 242 of the General Corporation Law of the State of Delaware.

V.   These amendments shall become effective as of 4:00 p.m. on March 31, 2000.